FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month May, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is with regards to the following foreign currency bonds issued under the Bank’s Global Medium Term Note programme and listed on Singapore Exchange Securities Trading Limited:

ISIN Number 144A	ISIN No. Reg S	Amount	Date of Issuance	Date of Maturity
-	XS1576750951	US$ 650,000,000	March 9, 2017	September 9, 2022
US45112EAG44	US45112FAJ57	US$ 800,000,000	March 18, 2016	March 18, 2026
US45112EAH27	US45112FAM86	US$ 500,000,000	December 14, 2017	December 14, 2027

We wish to inform you that the Bank has done a secondary listing of these bonds on the Global Securities Market platform at India International Exchange (IFSC) Limited (India INX).

We request you to kindly take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	May 13, 2022	By:	/s/ Vivek Ranjan
			Name :	Vivek Ranjan
			Title :	Chief Manager